Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders

PVR Partners L.P.:

We consent to the incorporation by reference in the registration statements (Nos. 333-185179, 333-181690, 333-174578, and 333-169307) on Form S-3 and in the registration statements (Nos. 333-140088, 333-167082, and 333-178573) on Form S-8 of Regency Energy Partners LP of our reports dated February 27, 2013, with respect to the consolidated balance sheets of PVR Partners, L.P. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and partners’ capital for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports are incorporated by reference in the Form 8-K of Regency Energy Partners LP dated November 7, 2013.

/s/ KPMG LLP

Houston, Texas

November 7, 2013